SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 24)

The Fairchild Corporation

(Name of Issuer)

Class A Common Stock and Class B Common Stock, par value $0.10 per share

(Title of Class of Securities)

0066545 10 4

(CUSIP Number)

Michael Ben-Jacob, Esq.

Withers Bergman LLP

430 Park Avenue, 10th Floor

New York, New York 10022

(212) 848-9801

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Page 1 of 12 pages

CUSIP No. 0066545 1	SCHEDULE 13D	Page 2 of 12 pages

1.	Name of Reporting Person THE STEINER GROUP LLC

I.R.S. Identification Nos. of Above Person (Entities Only) 13-4035166

2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds N/A

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization State of Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  7.    Sole Voting Power

3,193,688 Class A Shares

2,533,996 Class B Shares

  8.    Shared Voting Power

- 0 - Class A Shares

- 0 - Class B Shares

  9.    Sole Dispositive Power

5,727,684 Class A Shares

2,533,996 Class B Shares

10.    Shared Dispositive Power

- 0 - Class A Shares

- 0 - Class B Shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,727,684 Class A Shares 2,533,996 Class B Shares

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 22.82% of Class A, 96.66% of Class B

14.	Type of Reporting Person OO

CUSIP No. 0066545 1	SCHEDULE 13D	Page 3 of 12 pages

1.	Name of Reporting Person JEFFREY J. STEINER

I.R.S. Identification Nos. of Above Persons (Entities Only)

2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds N/A

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☒

6.	Citizenship or Place of Organization Austria

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  7.    Sole Voting Power

43,544 Class A Shares

30,000 Class B Shares

  8.    Shared Voting Power

- 0 - Class A Shares

- 0 - Class B Shares

  9.    Sole Dispositive Power

430,316 Class A Shares

30,000 Class B Shares

10.    Shared Dispositive Power

- 0 - Class A Shares

- 0 - Class B Shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 430,316 Class A Shares 30,000 Class B Shares

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☒

13.	Percent of Class Represented by Amount in Row (11) 1.88% of Class A 1.14% of Class B

14.	Type of Reporting Person IN

CUSIP No. 0066545 1	SCHEDULE 13D	Page 4 of 12 pages

1.	Name of Reporting Person ERIC I. STEINER

I.R.S. Identification Nos. of Above Persons (Entities Only)

2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds N/A

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  7.    Sole Voting Power

120,892 Class A Shares

15,000 Class B Shares

  8.    Shared Voting Power

3,283,688 Class A Shares

2,533,996 Class B Shares

  9.    Sole Dispositive Power

237,447 Class A Shares

15,000 Class B Shares

10.    Shared Dispositive Power

5,817,684 Class A Shares

2,533,996 Class B Shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,055,131 Class A Shares 2,548,996 Class B Shares

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☒

13.	Percent of Class Represented by Amount in Row (11) 24.02% of Class A 97.23% of Class B

14.	Type of Reporting Person IN

CUSIP No. 0066545 1	SCHEDULE 13D	Page 5 of 12 pages

1.	Name of Reporting Person NATALIA F. HERCOT

I.R.S. Identification Nos. of Above Persons (Entities Only)

2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds N/A

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  7.    Sole Voting Power

35,196 Class A Shares

15,000 Class B Shares

  8.    Shared Voting Power

3,203,688 Class A Shares

2,533,996 Class B Shares

  9.    Sole Dispositive Power

69,780 Class A Shares

15,000 Class B Shares

10.    Shared Dispositive Power

5,737,684 Class A Shares

2,533,996 Class B Shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,807,464 Class A Shares 2,548,996 Class B Shares

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☒

13.	Percent of Class Represented by Amount in Row (11) 23.1% of Class A 97.23% of Class B

14.	Type of Reporting Person IN

The undersigned, Jeffrey J. Steiner, The Steiner Group LLC, Eric I. Steiner and Natalia F. Hercot hereby amend the Schedule 13D filed by Paske Investment Limited and Nedim Sadaka (Mr. Jeffrey Steiner having replaced Mr. Sadaka as a member of the “group” filing this statement, as described in Amendment No. 6 dated July 24, 1986 and The Steiner Group LLC having replaced Paske Investments Limited as a member of the “group” filing this statement, as described in Amendment No. 21 dated December 29, 1998) with respect to the Class A Common Stock, par value $.10 per share (the “Class A Stock”), and the Class B Common Stock, par value $.10 per share (the “Class B Stock”), of The Fairchild Corporation (formerly Banner Industries, Inc.), a Delaware corporation (the “Issuer”), as follows:

Item 2.    Identity and Background

On December 31, 2003, Jeffrey J. Steiner appointed Eric I. Steiner and Natalia Hercot to be managers of The Steiner Group LLC, and Jeffrey J. Steiner resigned as a manager.

Also on December 31, 2003, Jeffrey J. Steiner sold his 20% membership interest in The Steiner Group LLC to a limited partnership composed of four trusts of which Jeffrey J. Steiner is the beneficiary. The general partner of the partnership is a third party, unrelated to Mr. Steiner.

Eric I. Steiner is Jeffrey J. Steiner’s son. He is a citizen of the United States of America and his business address is The Fairchild Corporation, 45025 Aviation Drive, Suite 400, Dulles, VA 20166. He is the President and Chief Operating Officer of The Fairchild Corporation.

Natalia F. Hercot is Jeffrey J. Steiner’s daughter. She is a citizen of the United States of America and her business address is The Fairchild Corporation, 45025 Aviation Drive, Suite 400, Dulles, VA 20166. She is a vice president of The Fairchild Corporation and manager of the Fairchild France branch in Paris, France.

Neither Eric I. Steiner or Natalia F. Hercot during the last five years has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and a as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Certain legal proceedings in France concerning Jeffrey J. Steiner, which proceedings have been disclosed by the Issuer in prior SEC filings over the past several years, have resulted in all charges against him being dismissed except for one. The one charge as to which judgment was rendered against Mr. Steiner related to the unjustified use in 1990 of corporate funds of Elf Acquitaine, which is a criminal offense in France. On November 23, 2003, Mr. Steiner was given a suspended sentence of one year and ordered to pay a fine of 500,000 Euros by the French court.

Page 6 of 12 pages

Item 4.    Purpose of Transaction

The filing persons hold the shares of the Issuer for investment. They do not have any present plans or proposals which relate to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

(d) Any change in the board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto, or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j) Any action similar to any of those enumerated above.

Page 7 of 12 pages

Item 5.    Interest in Securities of the Issuer

(a) and (b)

Name	Number of Shares of Class A Stock(1)		% of Class	Number of Shares of Class B Stock (1)		% of Class
The Steiner Group LLC	5,727,684	(2)	22.82	2,533,996	(2)	96.66
Jeffrey J. Steiner	430,316	(3)	1.88	30,000	(4)	1.14
Eric I. Steiner	6,055,131	(5)	24.0	2,548,996	(6)	97.23
Natalia F. Hercot	5,807,464	(7)	23.1	2,548,996	(8)	97.23

Notes to table

(1)  The Class A Stock column includes shares of Class B Stock, which are immediately convertible into Class A Stock on a share-for-share basis. Options that are exercisable immediately or within sixty days after December 31, 2003 appear in the Class A Stock column.

(2)  The Steiner Group LLC has sole voting and dispositive power with respect to these shares.

(3)  Includes exercisable options to purchase 356,772 shares of Class A Stock, 38,500 share of Class A Stock owned by Mr. Steiner as custodian for his minor children, 30,000 share of Class B Stock (convertible into Class A Stock on a share-for-share basis) owned by Mr. Steiner as custodian for his minor children, 2,400 shares of Class A Stock owned by the Jeffrey Steiner Family Foundation and 2,644 shares of Class A Stock held in his 401K Savings Plan. Mr. Steiner has sole power to dispose or direct the disposition of these shares. He has the sole power to vote or direct the vote of 43,544 of these shares. Mr. Steiner disclaims beneficial ownership of shares owned by the Jeffrey Steiner Family Foundation and shares owned by him as custodian for his minor children.

(4)  Mr. Steiner holds these shares as custodian for his minor children and has the sole power to dispose or direct the disposition of these shares and the sole power to vote or to direct the vote of these shares. Mr. Steiner disclaims beneficial ownership of shares owned by him as custodian for his minor children.

(5)  Includes 3,193,688 shares of Class A Stock held by The Steiner Group and 2,533,996 shares of Class B Stock held by The Steiner Group (convertible into Class A Stock on a share-for-share basis), of which he is co-manager. Also includes exercisable options to purchase 101,555 shares of Class A Stock, 80,000 shares of Class A Stock held in The Steiner Children’s Trust, 15,622 shares of Class A Stock held in 401K Savings Plan and 10,000 shares of Class A Stock held in the E&P

Page 8 of 12 pages

Steiner Family Investment LLC. 80,430 shares of Class A Stock are held as collateral in a margin account at Sands Brothers & Co. Ltd. Mr. Steiner has sole power to vote 120,892 shares, sole power to dispose of 237,447 shares, shared power to vote 3,283,688 shares and shared power to dispose of 5,817,684 shares.

(6)  Includes 2,533,996 shares of Class B Stock held by The Steiner Group, of which he is co-manager. Mr. Steiner has sole power to vote and to dispose of 15,000 shares and shared power to vote and to dispose of 2,533,996 shares.

(7)  Includes 3,193,688 shares of Class A Stock held by The Steiner Group and 2,533,996 shares of Class B Stock held by The Steiner Group (convertible into Class A Stock on a share-for-share basis), of which she is co-manager. Also includes exercisable options to purchase 19,584 shares of Class A Stock and 10,000 shares of Class A Stock owned by her spouse. Ms. Hercot has sole power to vote 35,196 shares, sole power to dispose of 69,780 shares, shared power to vote 3,203,688 shares and shared power to dispose of 5,737,684 shares.

(8)  Includes 2,533,996 shares of Class B Stock held by The Steiner Group, of which she is co-manager. Ms. Hercot has sole power to vote and to dispose of 15,000 shares and shared power to vote and to dispose of 2,533,996 shares.

(c)  On December 31, 2003, Jeffrey J. Steiner made a gift of 442,754 shares of Class A Stock to four trusts of which he is the sole beneficiary. The trustee of the trusts is a third party, unrelated to Mr. Steiner, and Mr. Steiner has no ability to direct the voting or disposition of the shares by the trustee.

In addition, as described above, on December 31, 2003, Mr. Steiner appointed Eric I. Steiner and Natalia Hercot to be managers of The Steiner Group LLC, and Jeffrey J. Steiner resigned as a manager. Also on December 31, 2003, Jeffrey J. Steiner sold his 20% membership interest in The Steiner Group LLC to a limited partnership composed of four trusts of which Jeffrey J. Steiner is the beneficiary. The general partner of the partnership is a third party, unrelated to Mr. Steiner.

(d) Not applicable.

(e) Not applicable.

Item 6.    Contracts, Arrangements, Understandings or

Relationships	with Respect to Securities of the Issuer.

Jeffrey J. Steiner and Eric I. Steiner are members of the Issuer’s board of directors and are officers of the Issuer, and Natalia Hercot is an officer of the Issuer. In these capacities, they consult with one another from time to time with respect to the Company’s business. Other than the foregoing, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such person and any other person with respect to the Class A Stock or Class B Stock.

Page 9 of 12 pages

Item 7.    Exhibits

        Exhibit A. - Joint Filing Agreement

Page 10 of 12 pages

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement by or about it or him is true, complete and correct.

Date: January 5, 2004	/s/ Jeffrey J. Steiner JEFFREY J. STEINER

Date: January 5, 2004	THE STEINER GROUP LLC

	By:	/s/ Eric I. Steiner Eric I. Steiner Co-Manager

Date: January 5, 2004	/s/ Eric I. Steiner ERIC I. STEINER

Date: January 5, 2004	/s/ Natalia F. Hercot NATALIA F. HERCOT

Page 11 of 12 pages

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with rule 13-d-1(f) under the Securities Exchange Act of 1934, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13-D (including amendments thereto) with respect to the common stock of the Fairchild Corporation (formerly, Banner Industries, Inc.) and further agree that this Joint Filing Agreement be included as an exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, hereby execute this Agreement this 5th day of January 2004.

Date: January 5, 2004	/s/ Jeffrey J. Steiner JEFFREY J. STEINER

Date: January 5, 2004	THE STEINER GROUP LLC

	By:	/s/ Eric I. Steiner Eric I. Steiner Co-Manager

Date: January 5, 2004	/s/ Eric I. Steiner ERIC I. STEINER

Date: January 5, 2004	/s/ Natalia F. Hercot NATALIA F. HERCOT

Page 12 of 12 pages